

Mail Stop 3233

April 6, 2018

Via E-mail
Peter M. Mavoides
President and Chief Executive Officer
Essential Properties Realty Trust, Inc.
47 Hulfish Street, Suite 210
Princeton, New Jersey 08542

> **Re:**   **Essential Properties Realty Trust, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-11**
> **Submitted April 2, 2018**
> **CIK No. 0001728951**

Dear Mr. Mavoides:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Distribution Policy, page 66

1. We note your response to comment 1 from our letter dated March 20, 2018. Please revise your filing to remove your assumption regarding the change in CPI. This comment applies to your tables on pages 12 and 135 and to your reconciliation of estimated cash available for distribution on page 68.

2. We note your response to comment 2 from our letter dated March 20, 2018. We will continue to monitor your filing for this issue. We may have further comment.

You may contact Babette Rosenbaum Cooper, Staff Accountant, at (202) 551-3396, or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Attorney-Advisor, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Bartholomew A. Sheehan, III
Sidley Austin LLP